SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6 )

United American Healthcare Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
90934C105
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90934C105	13D/A6	Page	2	of	5

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		88,258

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		168,196

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,258

WITH	10	SHARED DISPOSITIVE POWER

		168,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	256,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.2%

14	TYPE OF REPORTING PERSON*

	IA-IN-OO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

     This constitutes Amendment No. 6 to the statement on Schedule 13D filed on behalf of Lloyd I. Miller III, dated and filed August 6, 2008 (the “Original 13D”), relating to the common stock, no par value per share, of United American Healthcare Corporation (the “Company”). The Company has its principal executive offices at 300 River Place, Suite 4950, Detroit, Michigan 48207. This Amendment No. 6 is being filed to report that since the filing of the Amendment No. 5 to the Statement (the “Amendment No. 5”), dated January 7, 2010, a material change occurred to Miller’s beneficial ownership percentage of the Shares of the Company and Miller no longer beneficially owns greater than five percent (5%) of the Company’s outstanding common stock. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Miller is the investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $395,020.88.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, dated December 11, 1996. All of the Shares held by Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares held by Milfam II was $110,864.30.
     All of the Shares held by Miller on his own behalf were purchased with personal funds generated and held by Miller. The purchase price for the Shares held by Miller on his own behalf was $138,126.16.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Miller may be deemed to beneficially own 256,454 Shares, which is equal to approximately 3.2% of the total number of outstanding Shares, based on 8,137,903 Shares outstanding as reported in the Company’s Form 10-Q filed on November 16, 2009. As of the date hereof, 168,196 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 40,823 of the Shares beneficially owned by Miller are owned of record by Milfam II, and 47,435 of the Shares are owned by Miller directly.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II and Miller directly.

     (c) The following table details the transactions effected by Miller since the filing of Amendment No. 5.

	TRUST A-4
Date of Transaction	Number of Shares Sold	Price Per Share
January 15, 2010	200,000	$1.03
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: January 25, 2010

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III